No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2018

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On February 8, 2018, Honda Motor Co., Ltd. filed its consolidated financial statements for the fiscal third quarter ended December 31, 2017 with Financial Services Agency in Japan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Eiji Fujimura
Eiji Fujimura
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: February 23, 2018

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

December 31, 2017

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Results

Overview of Operating Performance

Honda’s consolidated sales revenue for the nine months ended December 31, 2017 increased by 11.8%, to ¥11,446.4 billion from the same period last year, due mainly to increased sales revenue in all business operations as well as positive foreign currency translation effects. Operating profit increased by 0.6%, to ¥706.7 billion from the same period last year, due mainly to an increase in profit attributable to increased sales revenue and model mix as well as continuing cost reduction, which was partially offset by the loss related to the settlement of multidistrict class action litigation as well as the impact of pension plan amendments in the same period last year. Profit before income taxes increased by 12.7%, to ¥924.5 billion from the same period last year, due mainly to increased share of profit of investments accounted for using the equity method. Profit for the period attributable to owners of the parent increased by 82.8%, to ¥951.5 billion from the same period last year, due mainly to the impacts of the enactment of the U.S. Tax Cuts and Jobs Act.

Business Segments

Motorcycle Business

For the nine months ended December 31, 2016 and 2017

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Nine months ended Dec. 31, 2016	Nine months ended Dec. 31, 2017			Nine months ended Dec. 31, 2016	Nine months ended Dec. 31, 2017
			Change	%			Change	%
Motorcycle Business	13,413	14,807	1,394	10.4	8,548	9,787	1,239	14.5
Japan	111	126	15	13.5	111	126	15	13.5
North America	217	232	15	6.9	217	232	15	6.9
Europe	151	173	22	14.6	151	173	22	14.6
Asia	12,125	13,460	1,335	11.0	7,260	8,440	1,180	16.3
Other Regions	809	816	7	0.9	809	816	7	0.9

*	Honda Group Unit Sales is the total unit sales of completed motorcycle, ATV and side-by-side products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

Sales revenue from external customers increased by 20.2%, to ¥1,517.7 billion from the same period last year, due mainly to increased consolidated unit sales. Operating profit increased by 60.0%, to ¥212.1 billion from the same period last year, due mainly to an increase in profit attributable to increased sales volume and model mix, which was partially offset by the impact of pension plan amendments in the same period last year.

Automobile Business

For the nine months ended December 31, 2016 and 2017

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Nine months ended Dec. 31, 2016	Nine months ended Dec. 31, 2017			Nine months ended Dec. 31, 2016	Nine months ended Dec. 31, 2017
			Change	%			Change	%
Automobile Business	3,743	3,903	160	4.3	2,723	2,739	16	0.6
Japan	472	498	26	5.5	429	451	22	5.1
North America	1,499	1,424	(75)	(5.0)	1,499	1,424	(75)	(5.0)
Europe	133	127	(6)	(4.5)	133	127	(6)	(4.5)
Asia	1,462	1,671	209	14.3	485	554	69	14.2
Other Regions	177	183	6	3.4	177	183	6	3.4

*	Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

Sales revenue from external customers increased by 9.3%, to ¥8,087.1 billion from the same period last year, due mainly to increased consolidated unit sales as well as positive foreign currency translation effects. Operating profit decreased by 22.2%, to ¥347.0 billion from the same period last year, due mainly to the loss related to the settlement of multidistrict class action litigation as well as the impact of pension plan amendments in the same period last year, which was partially offset by continuing cost reduction as well as an increase in profit attributable to increased sales volume and model mix.

Financial Services Business

Sales revenue from external customers increased by 17.3%, to ¥1,595.7 billion from the same period last year, due mainly to an increase in revenues on disposition of lease vehicles and operating lease revenues. Operating profit increased by 13.1%, to ¥147.8 billion from the same period last year, due mainly to an increase in profit attributable to increased sales revenue.

Power Product and Other Businesses

For the nine months ended December 31, 2016 and 2017

	Units (thousands)
	Honda Group Unit Sales/ Consolidated Unit Sales*
	Nine months ended Dec. 31, 2016	Nine months ended Dec. 31, 2017
			Change	%
Power Product Business	3,903	3,785	(118)	(3.0)
Japan	200	202	2	1.0
North America	1,812	1,665	(147)	(8.1)
Europe	580	597	17	2.9
Asia	1,047	1,041	(6)	(0.6)
Other Regions	264	280	16	6.1

*	Honda Group Unit Sales is the total unit sales of completed power products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed power products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed power products of Honda and its consolidated subsidiaries. In Power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales since no affiliate and joint venture accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from external customers increased by 13.1%, to ¥245.7 billion from the same period last year, due mainly to increased sales revenue in Other businesses as well as positive foreign currency translation effects. Operating loss was ¥0.3 billion, an improvement of ¥6.5 billion from the same period last year, due mainly to decreased operating costs in Other businesses which was partially offset by the impact of pension plan amendments in the same period last year. In addition, operating loss of aircraft and aircraft engines included in the Power product and other businesses was ¥30.3 billion, an improvement of ¥1.4 billion from the same period last year.

Cash Flows

Consolidated cash and cash equivalents on December 31, 2017 increased by ¥104.5 billion from March 31, 2017, to ¥2,210.4 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period last year, are as follows:

Net cash provided by operating activities amounted to ¥622.6 billion of cash inflows. Cash inflows from operating activities increased by ¥164.3 billion from the same period last year, due mainly to increased cash received from customers, which was partially offset by increased payments for parts and raw materials.

Net cash used in investing activities amounted to ¥431.3 billion of cash outflows. Cash outflows from investing activities decreased by ¥100.6 billion from the same period last year, due mainly to decreased payments for additions to property, plant and equipment.

Net cash used in financing activities amounted to ¥130.3 billion of cash outflows. Cash outflows from financing activities increased by ¥219.4 billion from the same period last year, due mainly to decreased proceeds from financing liabilities as well as purchases of treasury stock.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

March 31, 2017 and December 31, 2017

		Yen (millions)
Assets	Note	March 31, 2017	December 31, 2017
		unaudited	unaudited
Current assets:
Cash and cash equivalents		¥2,105,976	¥2,210,485
Trade receivables		764,026	723,955
Receivables from financial services		1,878,938	1,880,929
Other financial assets		149,427	223,960
Inventories		1,364,130	1,495,779
Other current assets		292,970	332,242

Total current assets		6,555,467	6,867,350

Non-current assets:
Investments accounted for using the equity method		597,262	649,563
Receivables from financial services		3,070,615	3,299,406
Other financial assets		364,612	448,435
Equipment on operating leases	6	4,104,663	4,298,630
Property, plant and equipment	7	3,200,378	3,147,554
Intangible assets		778,192	749,771
Deferred tax assets		121,509	125,529
Other non-current assets		165,425	175,227

Total non-current assets		12,402,656	12,894,115

Total assets		¥18,958,123	¥19,761,465

		Yen (millions)
Liabilities and Equity	Note	March 31, 2017	December 31, 2017
		unaudited	unaudited
Current liabilities:
Trade payables		¥1,183,344	¥1,082,213
Financing liabilities		2,786,928	3,028,423
Accrued expenses		417,736	395,428
Other financial liabilities		119,784	105,168
Income taxes payable		45,507	51,683
Provisions	8	348,095	272,240
Other current liabilities		527,448	549,919

Total current liabilities		5,428,842	5,485,074

Non-current liabilities:
Financing liabilities		4,022,190	4,105,310
Other financial liabilities		47,241	70,072
Retirement benefit liabilities	9	494,131	459,087
Provisions	8	248,935	225,679
Deferred tax liabilities		900,450	674,087
Other non-current liabilities		246,708	292,056

Total non-current liabilities		5,959,655	5,826,291

Total liabilities		11,388,497	11,311,365

Equity:
Common stock		86,067	86,067
Capital surplus		171,118	171,118
Treasury stock		(26,189)	(113,269)
Retained earnings		6,712,894	7,511,626
Other components of equity		351,406	495,550

Equity attributable to owners of the parent		7,295,296	8,151,092
Non-controlling interests		274,330	299,008

Total equity		7,569,626	8,450,100

Total liabilities and equity		¥18,958,123	¥19,761,465

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the nine months ended December 31, 2016 and 2017

		Yen (millions)
	Note	December 31, 2016	December 31, 2017
		unaudited	unaudited
Sales revenue		¥10,235,766	¥11,446,418

Operating costs and expenses:
Cost of sales		(7,937,259)	(8,926,648)
Selling, general and administrative		(1,126,640)	(1,280,195)
Research and development		(469,258)	(532,843)

Total operating costs and expenses		(9,533,157)	(10,739,686)

Operating profit		702,609	706,732

Share of profit of investments accounted for using the equity method	5	116,212	189,723

Finance income and finance costs:
Interest income		23,139	30,194
Interest expense		(8,784)	(9,293)
Other, net		(13,183)	7,169

Total finance income and finance costs		1,172	28,070

Profit before income taxes		819,993	924,525

Income tax expense	10	(251,911)	82,396

Profit for the period		¥568,082	¥1,006,921

Profit for the period attributable to:
Owners of the parent		520,610	951,592
Non-controlling interests		47,472	55,329

		Yen
		December 31, 2016	December 31, 2017
Earnings per share attributable to owners of the parent
Basic and diluted	13	¥288.86	¥529.39

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the nine months ended December 31, 2016 and 2017

		Yen (millions)
	Note	December 31, 2016	December 31, 2017
		unaudited	unaudited
Profit for the period		¥568,082	¥1,006,921

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	9	11,561	(24,210)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		18,042	28,417
Share of other comprehensive income of investments accounted for using the equity method		1,643	2,352
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		135,535	104,807
Share of other comprehensive income of investments accounted for using the equity method		(32,088)	19,033

Total other comprehensive income, net of tax		134,693	130,399

Comprehensive income for the period		¥702,775	¥1,137,320

Comprehensive income for the period attributable to:
Owners of the parent		661,259	1,072,640
Non-controlling interests		41,516	64,680

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the three months ended December 31, 2016 and 2017

		Yen (millions)
	Note	December 31, 2016	December 31, 2017
		unaudited	unaudited
Sales revenue		¥3,501,068	¥3,957,123

Operating costs and expenses:
Cost of sales		(2,736,728)	(3,063,005)
Selling, general and administrative		(380,356)	(422,923)
Research and development		(176,299)	(186,619)

Total operating costs and expenses		(3,293,383)	(3,672,547)

Operating profit		207,685	284,576

Share of profit of investments accounted for using the equity method		49,129	54,512

Finance income and finance costs:
Interest income		8,331	11,381
Interest expense		(2,593)	(3,142)
Other, net		(1,617)	(430)

Total finance income and finance costs		4,121	7,809

Profit before income taxes		260,935	346,897

Income tax expense	10	(74,457)	242,871

Profit for the period		¥186,478	¥589,768

Profit for the period attributable to:
Owners of the parent		168,815	570,251
Non-controlling interests		17,663	19,517

		Yen
		December 31, 2016	December 31, 2017
Earnings per share attributable to owners of the parent
Basic and diluted	13	¥93.67	¥318.50

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the three months ended December 31, 2016 and 2017

		Yen (millions)
	Note	December 31, 2016	December 31, 2017
		unaudited	unaudited
Profit for the period		¥186,478	¥589,768

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		—	(24,210)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		17,135	16,360
Share of other comprehensive income of investments accounted for using the equity method		2,442	2,450
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		588,833	18,673
Share of other comprehensive income of investments accounted for using the equity method		25,597	7,752

Total other comprehensive income, net of tax		634,007	21,025

Comprehensive income for the period		¥820,485	¥610,793

Comprehensive income for the period attributable to:
Owners of the parent		778,852	587,954
Non-controlling interests		41,633	22,839

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

For the nine months ended December 31, 2016 and 2017

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2016 (unaudited)		¥86,067	¥171,118	¥(26,178)	¥6,194,311	¥336,115	¥6,761,433	¥270,355	¥7,031,788

Comprehensive income for the period
Profit for the period					520,610		520,610	47,472	568,082
Other comprehensive income, net of tax						140,649	140,649	(5,956)	134,693

Total comprehensive income for the period					520,610	140,649	661,259	41,516	702,775
Reclassification to retained earnings					16,829	(16,829)	—		—
Transactions with owners and other
Dividends paid	14				(118,950)		(118,950)	(34,172)	(153,122)
Purchases of treasury stock				(7)			(7)		(7)

Total transactions with owners and other				(7)	(118,950)		(118,957)	(34,172)	(153,129)

Balance as of December 31, 2016 (unaudited)		¥86,067	¥171,118	¥(26,185)	¥6,612,800	¥459,935	¥7,303,735	¥277,699	¥7,581,434

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2017 (unaudited)		¥86,067	¥171,118	¥(26,189)	¥6,712,894	¥351,406	¥7,295,296	¥274,330	¥7,569,626

Comprehensive income for the period
Profit for the period					951,592		951,592	55,329	1,006,921
Other comprehensive income, net of tax						121,048	121,048	9,351	130,399

Total comprehensive income for the period					951,592	121,048	1,072,640	64,680	1,137,320
Reclassification to retained earnings					(23,096)	23,096	—		—
Transactions with owners and other
Dividends paid	14				(129,764)		(129,764)	(40,002)	(169,766)
Purchases of treasury stock				(87,080)			(87,080)		(87,080)

Total transactions with owners and other				(87,080)	(129,764)		(216,844)	(40,002)	(256,846)

Balance as of December 31, 2017 (unaudited)		¥86,067	¥171,118	¥(113,269)	¥7,511,626	¥495,550	¥8,151,092	¥299,008	¥8,450,100

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

For the nine months ended December 31, 2016 and 2017

		Yen (millions)
	Note	December 31, 2016	December 31, 2017
		unaudited	unaudited
Cash flows from operating activities:
Profit before income taxes		¥819,993	¥924,525
Depreciation, amortization and impairment losses excluding equipment on operating leases		491,994	531,230
Share of profit of investments accounted for using the equity method		(116,212)	(189,723)
Finance income and finance costs, net		(47,547)	11,628
Interest income and interest costs from financial services, net		(89,139)	(96,331)
Changes in assets and liabilities
Trade receivables		108,895	57,230
Inventories		(57,852)	(104,753)
Trade payables		(136,278)	(72,579)
Accrued expenses		(34,530)	(39,806)
Provisions and retirement benefit liabilities		(224,411)	(79,965)
Receivables from financial services		45,959	(121,704)
Equipment on operating leases		(358,848)	(136,548)
Other assets and liabilities		2,583	(64,373)
Other, net		(5,353)	4,483
Dividends received		66,158	79,542
Interest received		161,616	184,581
Interest paid		(69,291)	(79,611)
Income taxes paid, net of refunds		(99,461)	(185,174)

Net cash provided by operating activities		458,276	622,652

Cash flows from investing activities:
Payments for additions to property, plant and equipment		(384,071)	(318,457)
Payments for additions to and internally developed intangible assets		(115,128)	(112,706)
Proceeds from sales of property, plant and equipment and intangible assets		15,585	15,089
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired		(2,835)	—
Payments for acquisitions of investments accounted for using the equity method		—	(2,450)
Proceeds from sales of investments accounted for using the equity method		6,466	—
Payments for acquisitions of other financial assets		(169,010)	(188,995)
Proceeds from sales and redemptions of other financial assets		117,439	175,488
Other, net		(435)	719

Net cash used in investing activities		(531,989)	(431,312)

Cash flows from financing activities:
Proceeds from short-term financing liabilities		6,270,259	5,723,203
Repayments of short-term financing liabilities		(6,001,894)	(5,537,683)
Proceeds from long-term financing liabilities		1,247,002	1,203,256
Repayments of long-term financing liabilities		(1,240,192)	(1,228,275)
Dividends paid to owners of the parent		(118,950)	(129,764)
Dividends paid to non-controlling interests		(32,597)	(39,392)
Purchases and sales of treasury stock, net		(7)	(87,080)
Other, net		(34,497)	(34,630)

Net cash provided by (used in) financing activities		89,124	(130,365)

Effect of exchange rate changes on cash and cash equivalents		27,144	43,534

Net change in cash and cash equivalents		42,555	104,509

Cash and cash equivalents at beginning of year		1,757,456	2,105,976

Cash and cash equivalents at end of period		¥1,800,011	¥2,210,485

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(1) Reporting Entity

Honda Motor Co., Ltd. (the “Company”) is a public company domiciled in Japan. The Company and its subsidiaries (collectively “Honda”) develop, manufacture and distribute motorcycles, automobiles, power products and others throughout the world, and also provide financial services to customers and dealers for the sale of those products. Principal manufacturing facilities are located in Japan, the United States of America, Canada, Mexico, the United Kingdom, Turkey, Italy, France, China, India, Indonesia, Malaysia, Thailand, Vietnam, Argentina and Brazil.

(2) Basis of Preparation

 (a) Compliance with Interim Financial Reporting Standards

The condensed consolidated interim financial statements of the Company have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended March 31, 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

 (b) Functional Currency and Presentation Currency

The condensed consolidated interim financial statements are presented in Japanese yen, which is the functional currency of the Company. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated.

 (c) Use of Estimates and Judgments

The preparation of condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The condensed consolidated interim financial statements are prepared based on the same judgments and estimations as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2017.

(3) Summary of Significant Accounting Policies

The condensed consolidated interim financial statements are prepared based on the same accounting policies as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2017.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(4) Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

 (a) Segment Information

Segment information as of and for the nine months ended December 31, 2016 and 2017 is as follows:

As of and for the nine months ended December 31, 2016

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,262,410	¥7,395,747	¥1,360,378	¥217,231	¥10,235,766	¥—	¥10,235,766
Intersegment	—	114,181	9,751	17,580	141,512	(141,512)	—

Total	1,262,410	7,509,928	1,370,129	234,811	10,377,278	(141,512)	10,235,766

Segment profit (loss)	¥132,582	¥446,198	¥130,709	¥(6,880)	¥702,609	¥—	¥702,609

Segment assets	¥1,388,175	¥7,547,247	¥9,643,394	¥346,414	¥18,925,230	¥(53,413)	¥18,871,817
Depreciation and amortization	54,563	425,096	483,903	10,128	973,690	—	973,690
Capital expenditures	34,651	443,014	1,417,986	7,973	1,903,624	—	1,903,624

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

As of and for the nine months ended December 31, 2017

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,517,766	¥8,087,128	¥1,595,750	¥245,774	¥11,446,418	¥—	¥11,446,418
Intersegment	—	131,939	10,633	18,625	161,197	(161,197)	—

Total	1,517,766	8,219,067	1,606,383	264,399	11,607,615	(161,197)	11,446,418

Segment profit (loss)	¥212,185	¥347,064	¥147,816	¥(333)	¥706,732	¥—	¥706,732

Segment assets	¥1,489,767	¥7,875,109	¥9,867,147	¥334,638	¥19,566,661	¥194,804	¥19,761,465
Depreciation and amortization	55,986	459,241	559,239	11,654	1,086,120	—	1,086,120
Capital expenditures	35,228	357,005	1,374,254	7,213	1,773,700	—	1,773,700

Segment information for the three months ended December 31, 2016 and 2017 is as follows:

For the three months ended December 31, 2016

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥420,630	¥2,555,102	¥452,503	¥72,833	¥3,501,068	¥—	¥3,501,068
Intersegment	—	41,315	3,282	7,492	52,089	(52,089)	—

Total	420,630	2,596,417	455,785	80,325	3,553,157	(52,089)	3,501,068

Segment profit (loss)	¥41,874	¥129,835	¥42,354	¥(6,378)	¥207,685	¥—	¥207,685

For the three months ended December 31, 2017

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥499,117	¥2,849,328	¥523,558	¥85,120	¥3,957,123	¥—	¥3,957,123
Intersegment	—	52,085	3,572	8,362	64,019	(64,019)	—

Total	499,117	2,901,413	527,130	93,482	4,021,142	(64,019)	3,957,123

Segment profit (loss)	¥64,823	¥167,497	¥50,701	¥1,555	¥284,576	¥—	¥284,576

Explanatory notes:

1.	Segment profit (loss) of each segment is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.	Segment assets of each segment are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

4.	Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of December 31, 2016 and 2017 amounted to ¥409,969 million and ¥523,929 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

 (b) Supplemental Geographical Information

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the nine months ended December 31, 2016

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,529,395	¥5,638,046	¥443,951	¥2,092,797	¥531,577	¥10,235,766	¥—	¥10,235,766
Inter-geographic areas	1,507,016	325,940	88,046	416,916	2,114	2,340,032	(2,340,032)	—

Total	3,036,411	5,963,986	531,997	2,509,713	533,691	12,575,798	(2,340,032)	10,235,766

Operating profit (loss)	¥146,449	¥293,154	¥(3,291)	¥263,699	¥26,990	¥727,001	¥(24,392)	¥702,609

Assets	¥4,216,681	¥10,908,222	¥623,919	¥2,591,532	¥668,010	¥19,008,364	¥(136,547)	¥18,871,817
Non-current assets other than financial instruments and deferred tax assets	¥2,428,822	¥4,900,395	¥109,938	¥692,492	¥189,708	¥8,321,355	¥—	¥8,321,355
As of and for the nine months ended December 31, 2017
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,612,740	¥6,060,094	¥473,183	¥2,686,496	¥613,905	¥11,446,418	¥—	¥11,446,418
Inter-geographic areas	1,628,595	375,822	166,646	496,432	4,720	2,672,215	(2,672,215)	—

Total	3,241,335	6,435,916	639,829	3,182,928	618,625	14,118,633	(2,672,215)	11,446,418

Operating profit (loss)	¥119,135	¥206,992	¥11,757	¥319,285	¥34,482	¥691,651	¥15,081	¥706,732

Assets	¥4,332,709	¥11,128,906	¥685,811	¥2,921,112	¥677,332	¥19,745,870	¥15,595	¥19,761,465
Non-current assets other than financial instruments and deferred tax assets	¥2,498,753	¥4,885,452	¥106,163	¥711,057	¥169,757	¥8,371,182	¥—	¥8,371,182
For the three months ended December 31, 2016
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥551,837	¥1,928,816	¥131,812	¥702,134	¥186,469	¥3,501,068	¥—	¥3,501,068
Inter-geographic areas	601,336	127,122	56,094	145,005	705	930,262	(930,262)	—

Total	1,153,173	2,055,938	187,906	847,139	187,174	4,431,330	(930,262)	3,501,068

Operating profit (loss)	¥80,383	¥83,771	¥(4,642)	¥82,096	¥(762)	¥240,846	¥(33,161)	¥207,685

For the three months ended December 31, 2017
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥557,410	¥2,114,553	¥148,354	¥926,136	¥210,670	¥3,957,123	¥—	¥3,957,123
Inter-geographic areas	600,637	123,255	69,242	180,876	1,452	975,462	(975,462)	—

Total	1,158,047	2,237,808	217,596	1,107,012	212,122	4,932,585	(975,462)	3,957,123

Operating profit (loss)	¥63,275	¥106,063	¥2,575	¥111,139	¥7,751	¥290,803	¥(6,227)	¥284,576

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Turkey, Italy
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Operating profit (loss) of each geographical region is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs.

3.	Assets of each geographical region are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets.

4.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

5.	Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of December 31, 2016 and 2017 amounted to ¥409,969 million and ¥523,929 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

(5) Impairment loss and reversal of impairment loss on investments accounted for using the equity method

For the nine months ended December 31, 2016, the Company recognized impairment losses of ¥12,871 million on certain investments accounted for using the equity method because there is objective evidence of impairment from declines in quoted market values. The impairment losses are included in share of profit of investments accounted for using the equity method in the condensed consolidated statement of income. For the nine months ended December 31, 2017, the Company did not recognize any significant impairment losses.

In addition, for the nine months ended December 31, 2017, the Company recognized reversal of impairment losses of ¥15,782 million, which had been previously recognized, on certain investments accounted for using the equity method mainly due to the recovery of quoted market values. The reversal of impairment losses is included in share of profit of investments accounted for using the equity method in the condensed consolidated statement of income.

(6) Equipment on Operating Leases

The additions to equipment on operating leases for the nine months ended December 31, 2016 and 2017 are ¥1,415,209 million and ¥1,372,335 million, respectively.

The sales or disposals of equipment on operating leases for the nine months ended December 31, 2016 and 2017 are ¥569,195 million and ¥668,256 million, respectively.

(7) Property, Plant and Equipment

The additions to property, plant and equipment for the nine months ended December 31, 2016 and 2017 are ¥394,329 million and ¥315,608 million, respectively.

The sales or disposals of property, plant and equipment for the nine months ended December 31, 2016 and 2017 are ¥24,267 million and ¥30,444 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(8) Provisions

The components of and changes in provisions for the nine months ended December 31, 2017 are as follows:

	Yen (millions)
	Product warranties*	Other	Total
Balance as of March 31, 2017	¥520,130	¥76,900	¥597,030

Provision	¥116,744	¥19,639	¥136,383
Charge-offs	(185,553)	(27,011)	(212,564)
Reversal	(25,003)	(2,629)	(27,632)
Exchange differences on translating foreign operations	4,647	55	4,702

Balance as of December 31, 2017	¥430,965	¥66,954	¥497,919

Current liabilities and non-current liabilities of provisions as of March 31, 2017 and December 31, 2017 are as follows:

	Yen (millions)
	As of March 31, 2017	As of December 31, 2017
Current liabilities	¥348,095	¥272,240
Non-current liabilities	248,935	225,679

Total	¥597,030	¥497,919

Explanatory notes:

*	Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. Honda recognizes general estimated warranty costs at the time products are sold to customers. Honda also recognizes specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. These provisions are estimated based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Provision for product warranties are utilized for expenditures based on the demand from customers and dealers.

(9) Employee Benefits

In August 2016, the Company and its certain subsidiaries in Japan decided, effective April 1, 2017, to extend mandatory retirement age from 60 years old to 65 years old and introduce a flexible retirement scheme that enables employees to choose retirement age between 60 years old and 65 years old, along with amendments to their defined benefit pension plans to align with the postponement of the retirement age, to fulfill diversifying needs of individual employees. The plan amendments include the revision of the benefit curve, to make a lump-sum benefit payment at the retirement age between 60 years old and 65 years old under the new plan consistent with that at the mandatory retirement age, 60 years old. In addition, one of the defined benefit pension plans is replaced by a defined contribution plan.

These plan amendments resulted in a reduction of the defined benefit obligations and recognition of the past service cost in profit or loss. Honda recognized ¥84,024 million of past service cost in a credit to profit or loss, of which ¥37,197 million is included in cost of sales, ¥21,385 million is included in selling, general and administrative and ¥25,442 million is included in research and development in the condensed consolidated statements of income for the nine months ended December 31, 2016. The defined benefit obligations and plan assets were also remeasured.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(10) Income Taxes

The Tax Cuts and Jobs Act was enacted in the U.S. on December 22, 2017. Due to the Act, the federal corporate income tax rate in the U.S. applicable to the Company’s U.S. businesses was reduced from 35% to a blended corporate rate of 31.55% for the current fiscal year ending March 31, 2018 and to 21% from the fiscal year commencing on April 1, 2018.

Based on the reduction of the federal corporate income tax rate, the Company reevaluated deferred tax assets and liabilities in its U.S. consolidated subsidiaries. As a result, the Company has recognized impacts of the enactment of the Tax Cuts and Jobs Act, including a decrease in income tax expenses of ¥346,129 million, in the third quarter of the fiscal year ending March 31, 2018.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(11) Fair Value

(a) Definition of Fair Value Hierarchy

Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety. Honda recognizes the transfers between the levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(b) Method of Fair Value Measurement

The fair values of assets and liabilities are determined based on relevant market information and through the use of an appropriate valuation method.

The measurement methods and assumptions used in the measurement of assets and liabilities are as follows:

(Cash and cash equivalents, trade receivables and trade payables)

The fair values approximate their carrying amounts due to their short-term maturities.

(Receivables from financial services)

The fair value of receivables from financial services is measured primarily by discounting future cash flows using the current interest rates applicable for these receivables of similar remaining maturities. Fair value measurement for receivables from financial services is classified as Level 3.

(Debt securities)

Debt securities consist mainly of mutual funds, corporate bonds, local bonds and auction rate securities.

The fair value of mutual funds with an active market is measured by using quoted market prices. Fair value measurement for mutual funds with an active market is classified as Level 1.

The fair values of corporate bonds and local bonds are measured based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurements for corporate bonds and local bonds are classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

The subsidiary’s auction rate securities are A to AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and United States government, and guaranteed at approximately 95% by the United States government. To measure fair value of auction rate securities, Honda uses a third-party-developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

(Equity securities)

The fair value of equity securities with an active market is measured by using quoted market prices. Fair value measurement for equity securities with an active market is classified as Level 1.

The fair value of equity securities with no active market is measured mainly by using the comparable company valuation method and other appropriate valuation methods. Fair value measurement for equity securities with no active market is classified as Level 3.

Price book-value ratio (PBR) of a comparable company are used as a significant unobservable input in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rise (decline). Such fair value measurements are conducted in accordance with the group accounting policy approved by the appropriate person of authority and based upon valuation methods determined by a valuator such as personnel in accounting divisions of Honda.

(Derivatives)

Derivatives consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements and interest rate swap agreements.

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. Fair value measurements for these derivatives are classified as Level 2.

The credit risk of the counterparties is considered in the valuation of derivatives.

(Financing liabilities)

The fair value of financing liabilities is measured by discounting future cash flows using interest rates currently available for liabilities of similar terms and remaining maturities. Fair value measurement of financing liabilities is mainly classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(c) Assets and Liabilities Measured at Fair Value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2017 and December 31, 2017 consist of the following:

	Yen (millions)
As of March 31, 2017	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥8,850	¥—	¥8,850
Interest rate instruments	—	26,663	—	26,663

Total	—	35,513	—	35,513

Debt securities	24,096	38,988	5,610	68,694
Financial assets measured at fair value through other comprehensive income:
Equity securities	177,339	—	11,318	188,657

Total	¥201,435	¥74,501	¥16,928	¥292,864

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥33,483	¥—	¥33,483
Interest rate instruments	—	21,593	—	21,593

Total	—	55,076	—	55,076

Total	¥—	¥55,076	¥—	¥55,076

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2017.

	Yen (millions)
As of December 31, 2017	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥28,682	¥—	¥28,682
Interest rate instruments	—	36,937	—	36,937

Total	—	65,619	—	65,619

Debt securities	27,615	40,460	5,537	73,612
Financial assets measured at fair value through other comprehensive income:
Equity securities	214,910	—	12,098	227,008

Total	¥242,525	¥106,079	¥17,635	¥366,239

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥19,473	¥—	¥19,473
Interest rate instruments	—	21,856	—	21,856

Total	—	41,329	—	41,329

Total	¥—	¥41,329	¥—	¥41,329

There were no transfers between Level 1 and Level 2 for the nine months ended December 31, 2017.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(d) Financial Assets and Financial Liabilities measured at amortized cost

The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost as of March 31, 2017 and December 31, 2017 are as follows:

	Yen (millions)
	As of March 31, 2017		As of December 31, 2017
	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	¥4,949,553	¥4,952,670	¥5,180,335	¥5,177,531
Debt securities	68,263	68,264	73,996	73,989
Financing liabilities	6,809,118	6,841,558	7,133,733	7,153,347

The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(12) Contingent Liabilities

Claims and Lawsuits

Honda is subject to potential liability under various lawsuits and claims. Honda recognizes a provision for loss contingencies when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recognized for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and provision. Punitive damages are claimed in certain of these lawsuits.

After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position or results of operations.

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

In the United States and Canada, various class action lawsuits and civil lawsuits related to the above mentioned market-based measures have been filed against Honda. The plaintiffs have claimed for properly functioning airbag inflators, compensation of economic losses including incurred costs and the decline in the value of vehicles, as well as punitive damages. Most of the class action lawsuits in the United States were transferred to the United States District Court for the Southern District of Florida and consolidated into a multidistrict class action litigation.

For the nine months ended December 31, 2017, Honda has reached a settlement with the plaintiffs regarding the multidistrict class action litigation in the United States. This settlement is subject to the final court approval. Honda recognized the settlement of ¥53,739 million as selling, general and administrative expenses, which includes funds to support airbag inflator recall efforts and such.

Except for the class action lawsuits in the United States which have been settled, other class action lawsuits and civil lawsuits have not been resolved yet. Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Therefore, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report because there are some uncertainties, such as the period when these lawsuits will be concluded.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(13) Earnings Per Share

Earnings per share attributable to owners of the parent for the nine months ended December 31, 2016 and 2017 are calculated based on the following information. There were no dilutive potential common shares outstanding for the nine months ended December 31, 2016 and 2017.

	2016	2017
Profit for the period attributable to owners of the parent (millions of yen)	¥520,610	¥951,592
Weighted average number of common shares outstanding, basic (shares)	1,802,282,511	1,797,532,277
Basic earnings per share attributable to owners of the parent (yen)	¥288.86	¥529.39

Earnings per share attributable to owners of the parent for the three months ended December 31, 2016 and 2017 are calculated based on the following information. There were no dilutive potential common shares outstanding for the three months ended December 31, 2016 and 2017.

	2016	2017
Profit for the period attributable to owners of the parent (millions of yen)	¥168,815	¥570,251
Weighted average number of common shares outstanding, basic (shares)	1,802,281,901	1,790,411,190
Basic earnings per share attributable to owners of the parent (yen)	¥93.67	¥318.50

(14) Dividend

(a) Dividend payout

For the nine months ended December 31, 2016

Resolution	The Ordinary General Meeting of Shareholders on June 16, 2016
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	March 31, 2016
Effective date	June 17, 2016

Resolution	The Board of Directors Meeting on August 2, 2016
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	June 30, 2016
Effective date	August 25, 2016

Resolution	The Board of Directors Meeting on October 31, 2016
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	September 30, 2016
Effective date	November 29, 2016

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

For the nine months ended December 31, 2017

Resolution	The Ordinary General Meeting of Shareholders on June 15, 2017
Type of shares	Common shares
Total amount of dividends (millions of yen)	43,254
Dividend per share (yen)	24.00
Record date	March 31, 2017
Effective date	June 16, 2017

Resolution	The Board of Directors Meeting on August 1, 2017
Type of shares	Common shares
Total amount of dividends (millions of yen)	43,254
Dividend per share (yen)	24.00
Record date	June 30, 2017
Effective date	August 25, 2017

Resolution	The Board of Directors Meeting on November 1, 2017
Type of shares	Common shares
Total amount of dividends (millions of yen)	43,254
Dividend per share (yen)	24.00
Record date	September 30, 2017
Effective date	November 29, 2017

(b) Dividends payable of which record date was in the nine months ended December 31, 2017, effective after the period

Resolution	The Board of Directors Meeting on February 2, 2018
Type of shares	Common shares
Resource for dividend	Retained earnings
Total amount of dividends (millions of yen)	44,456
Dividend per share (yen)	25.00
Record date	December 31, 2017
Effective date	February 28, 2018

(15) Approval of Release of Condensed Consolidated Interim Financial Statements

The release of the condensed consolidated interim financial statements was approved by Takahiro Hachigo, President and Representative Director, Chief Executive Officer and Kohei Takeuchi, Senior Managing Director and Chief Financial Officer on February 8, 2018.